June 14, 2010 William Thompson Accounting Branch Chief Securities and Exchange Commission Mail Stop 3561 100 F Street, N.E. Washington, D.C. 20549-0405

Re:	SKYE International, Inc. Item 4.02 Form 8-K Filed November 20, 2009 File No. 0-27549

Dear Mr. Thompson: The Company is filing an amended Form 8-K that responds to comments from the staff. The Company acknowledges that:

	●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
	●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
	●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any additional questions or comments you may have. Sincerely, Perry Logan Chief Executive Officer

Cc:	Dill Dill Carr Stonbraker & Hutchings, P.C. Mantyla McReynolds LLC